Mail Stop 3010

March 31, 2010

<u>Via U.S. Mail and Facsimile (972) 3.607.5556</u>

Mr. Yaron Elad
Vice President and Chief Financial Officer
Elron Electronic Industries Ltd.
3 Azrieli Center
42nd Floor
Tel Aviv, Israel 67023

      Re: **Elron Electronic Industries Ltd.**
                Form 20-F for fiscal year ended December 31, 2009
                Filed March 29, 2010
                File No. 0-11456

Dear Mr. Elad:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2009

Consolidated Financial Statements for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, Page F-2

1.   We note that your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing as promptly as possible to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

    You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding our comment on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief